Exhibit 99.1

Mountain Province Diamonds Announces Second Quarter 2022 Production and Sales Results Featuring Second Highest Quarterly Revenue in Company History

TSX and OTC: MPVD

TORONTO and NEW YORK, July 11, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces production and sales results for the second quarter ended June 30, 2022 ("the Quarter" or "Q2 2022") from the Gahcho Kué Diamond Mine ("GK Mine"). All figures are expressed in Canadian dollars unless otherwise noted. Additionally, the Company is providing updated FY 2022 production guidance which reflects a slower-than-planned ramp up following Covid-19 and process facility-related difficulties in Q1/22. These challenges are being addressed and significant improvements in dilution management, processed grade and process plant availability have been achieved throughout June 2022, and leading into Q3/22.

Q2 Sales Highlights

•	16% Increase in Carats Sold. The Company sold 586,763 carats in Q2 2022, a 16% increase relative to Q1 2022.
•	2nd Highest Quarterly Revenue. Total proceeds of US$76M representing the second highest quarterly revenue in the Company's history and a 14% increase relative to that achieved in Q1 2022.
•	Positive Price Environment. The strong average value per carat of US$130 follows closely to the unprecedented price growth during the Q1/22. The rough diamond market continues to experience strong demand supported by solid US retail results. Further support to the market is anticipated from jewellery retail in China as Covid restrictions ease in that country.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"Production during the quarter improved from Q1 and reached our daily targets over the past month.  The action plan that has been developed to drive operational improvements is working, however efforts to recover from the lower production throughout Q1 were slower than anticipated, and as such it is appropriate to provide updated production and cost guidance to the market. Despite this, I am pleased to see the diamond market continues to remain strong, with our second highest revenue in history achieved in Q2. With this improved financial position, we continue to remain on track with our refinancing and strategic objectives."

Q2 Production Takeaways

•	749,821 ore tonnes treated, an 8% decrease relative to Q2 2021, and a 6% increase relative to Q1 2022 (Q2 2021: 811,171 tonnes treated; Q1 2022, 707,553 tonnes treated)
•	1,260,899 carats recovered, 29% lower than Q2 2021, and a 6% increase relative to Q1 2022 (Q2 2021: 1,763,556 carats recovered, Q1 2022: 1,185,156 carats recovered)
•	Average grade of 1.68 carats per tonne, a 23% decrease relative to Q2 2021, and unchanged relative to Q2/22 (Q2 2021: 2.17 carats per tonne, Q1 2022: 1.68 carats per tonne)

Q2 2022 Production Figures

	2022 Q2	2021 Q2	YoY Variance
Total tonnes mined (ore and waste)	7,880,914	8,748,981	-10%
Ore tonnes mined	1,043,348	993,283	5%
Ore tonnes treated	749,821	811,171	-8%
Carats recovered	1,260,899	1,763,556	-29%
Carats recovered (49% share)	617,840	864,142	-29%
Recovered grade (carats per tonne)	1.68	2.17	-23%

Revised Operating and Cost Guidance for 2022 (all figures quoted on a 100% basis)

Challenges in Q1 related to a Covid outbreak, process plant availability and higher than planned external dilution continued into the second quarter, leading to lower than expected production. These are progressively being remedied heading into H2/22, evidenced by production of 502,778 carats in June 2022, a 26% increase relative to May 2022. Action plans to ensure these issues do not occur in the future are in place, and leading to improvements in process plant availability and processed grade, which are being tracked closely by management. With the impact of Q2 performance on full year expected numbers, it is appropriate to issue revised production and cost guidance for the 2022 operating year to the market. The Company expects:

•	34 - 38 million total tonnes mined (ore and waste)
•	Previously 35 - 40 million total tonnes mined (ore and waste)
•	3.75 - 4.30 million ore tonnes mined
•	Unchanged
•	3.00 - 3.20 million ore tonnes treated
•	Previously 3.35 - 3.60 million ore tonnes treated
•	5.6 - 5.8 million carats recovered
•	Previously 6.2 - 6.4 million carats recovered
•	Production costs of $140 - $146 per tonne treated
•	Previously $131 - $137 per tonne treated
•	Production costs of $76 - $80 per carat recovered
•	$71 - $76 per carat recovered
•	Sustaining Capital Expenditure of $11 million
•	Unchanged

The increase in cost guidance is directly related to fewer tonnes treated and carats recovered relative to previous expectations. The operation has not seen significant gross cost increases over-and-above those reflected in previous cost guidance.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 107,373 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2022/11/c8884.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, (416) 361-3562, info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, (416) 361-3562, info@mountainprovince.com; Investor Contact: Rich Matthews, Partner, Integrous Communications, rmatthews@integcom.us, (604) 757 7179, www.integcom.us

CO: Mountain Province Diamonds Inc.

CNW 17:01e 11-JUL-22